Exhibit 99.1



Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA

NEWS RELEASE   Contact: Joel L. Thomas
                                                            (919) 379-4300

February 8, 2010

Alliance One International Reports Improved Nine Month Operating Income

Morrisville, NC – February 8, 2010 – Alliance One International, Inc. (NYSE: AOI) today announced results for its third fiscal quarter ended December 31, 2009.

Third Quarter Results

For the nine months ended December 31, 2009, Operating Income increased $16.3 million to $179.3 million driven by stable revenues and reduced direct cost compared to the prior year. For the third quarter ended December 31, 2009, the Company reported net income of $47.3 million, or $0.53 per basic share, compared to net income of $59.5 million, or $0.67 per basic share last year. Additionally, for the nine months ended December 31, 2009, the Company reported net income of $60.3 million, or $0.68 per basic share, compared to net income of $95.1 million or $1.08 per basic share for the same period of the prior fiscal year. The year to date results were achieved despite incurring a one time $40.4 million pre-tax debt retirement expense, of which $23.5 million was cash cost during the period, resulting from the July-August 2009 debt refinancing, versus $1.0 million last year.

Robert E. Harrison, Chief Executive Officer, said, "Volumes and sales were in line with our expectations, and year to date operating margin remained strong despite some third quarter slippage, driven by our global operations, which have done a good job of controlling costs. Additionally, the global debt markets have improved further, which should help short term borrowing costs for the remainder of this year and next, while US dollar volatility versus many currencies that impact our costs, remains challenging.

"Looking forward, our order book is solid, although the operating environment will remain dynamic. Global production for the next crop cycle is currently stable, though recent flooding in Brazil and dryer weather in Malawi will impact those markets. Importantly, our customer centric strategy encompasses expense control, while investing for the future where appropriate returns exist, and is critical to continued plan execution and enhanced shareholder returns. We are excited about our business and its future as we drive hard to achieve new milestones.

Mr. Harrison concluded, "As we look ahead, hopefully to a more stable global economy, we will begin to focus on reducing our leverage again, while managing working capital and capital expenditures to maximize shareholder value. Our debt refinancing during the second quarter has significantly extended long term debt maturities and reduced financing risk due to the onslaught of refinancing activities that we believe will be occurring in the high yield markets over the next four years, allowing management to focus on further enhancing the business."

Performance Summary for the Third Fiscal Quarter Ended December 31, 2009

The following is a brief overview of our financial results for the quarter ended December 31, 2009. Additional information on our results may be found in our Quarterly Report on Form 10-Q filed on February 8, 2010.

Sales and other operating revenues decreased 4.6% from $690.0 million in 2008 to $658.4 million in 2009 primarily due to a 12.9% decrease in quantities sold and a 13.3% decrease in processing and other revenues partially offset by a 10.2% increase in average sales prices.

> South America Region tobacco sales decreased $12.8 million primarily as a result of a 9.7% decrease in higher priced lamina volumes sold compared to the prior year, partially offset by increased sales prices for both lamina and by-products, as average sales price per kilo increased $0.64. During the quarter lower by-product volumes resulted in a total 8.7 million kilo decrease, while reduced lamina volumes sold were driven by tighter tobacco availability.

> Other Regions tobacco sales decreased $12.9 million mainly as a result of a 9.9 million kilo decrease in volumes sold partially offset by a $0.37 per kilo increase in average selling prices. Decreased revenues were driven primarily by European shipment timing. Compared to the prior year, expected shipments from Bulgaria and Macedonia were delayed into the next quarter while shipments from Turkey were accelerated into the prior quarter. Last year's quarter also included older crop opportunistic sales that did not occur this year. Partially offsetting decreased European volumes were increased average sales prices resulting from Euro strength and product mix compared to the prior year. Decreased European revenues were offset by increased revenues from Asia as delayed higher priced Thai lamina shipments occurred during the quarter. Volumes and revenues declined in Africa due to Malawi and Tanzania shipments delayed into the fourth quarter. Decreased revenues from Africa were offset by increased revenues from North America primarily as a result of the change to direct contracting in Canada. Processing and other revenues decreased $5.9 million mainly as a result of decreased processing volumes in Africa and Europe.

Gross profit decreased 17.9% from $119.5 million in 2008 to $98.1 million in 2009 and gross profit as a percentage of sales decreased from 17.3% in 2008 to 14.9% in 2009.

> South America Region gross profit decreased $19.4 million mainly as a result of decreased lamina volumes, losses on derivative financial instruments and significant exchange losses due to the volatility of the Brazilian Real this quarter compared to the same quarter in the prior year.

> Other Regions gross profit decreased $2.0 million and is primarily attributable to a market adjustment related to an Asian tobacco shipment. Gross profit remained fairly constant across most areas after absorbing significant exchange losses due to the volatility of the various foreign currencies in which we buy tobacco and incur process costs compared to the same quarter in the prior year.

Selling, administrative and general expenses increased 7.6% from $35.4 million in 2008 to $38.1 million in 2009. The increase was mainly driven by currency fluctuations in South America and Asia and incremental stock based compensation costs compared to the prior year.

Interest expense increased $5.5 million from $24.0 million in 2008 to $29.5 million in 2009 primarily due to higher average borrowings, higher average interest rates on our seasonal borrowings and increased debt amortization expense compared to the prior year.

Effective tax rates were a benefit of 47.2% in 2009 and an expense of 1.2% in 2008. The effective tax rates for these periods are based on the current estimate of full year results after the effect of taxes related to specific events which are recorded in the interim period in which they occur. The significant variance in the effective tax rates between 2009 and 2008 is primarily related to foreign currency translation adjustments related to income taxes and the reversal of unrecognized tax benefit liabilities in 2009. During the three months ended December 31, 2009, we participated in various governmental tax programs in certain locations in an effort to resolve outstanding tax issues. By participating in these programs our liability for unrecognized tax benefits, including accrued interest and penalties, was reduced from $72.6 million to $23.3 million as compared to September 30, 2009. We forecast the effective tax rate for the year ending March 31, 2010 will be an expense of 4.2% after absorption of discrete items.

Our effective tax rate can vary significantly between quarters and fiscal years as a result of foreign currency fluctuations. Foreign currencies such as the Brazilian Real and the Euro have been particularly volatile in the recent past. The resulting exchange gains or losses in income can fluctuate greatly which directly impact actual and forecasted effective tax rates. Exchange rate variances on the translation of foreign denominated tax account balances also directly impact actual and forecasted effective tax rates. Actual and forecasted effective tax rates for the remainder of 2009 will be updated as specific event adjustments and currency fluctuations occur.

Liquidity and Capital Resources

As of December 31, 2009, available credit lines and cash seasonally increased 49.8% over the fiscal year ended March 31, 2009 to $733.8 million comprised of $109.5 million in cash, $615.3 million of credit lines and $9.0 million exclusively for letters of credit. Increased available credit lines also reflect improvement in the global debt markets.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities or outstanding public notes, as permitted.

2010 Fiscal Year, Third Quarter Financial Results Investor Call

The Company will hold a conference call to report financial results for its third fiscal quarter ended December 31, 2009, on February 9, 2010 at 8:00 A.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 11:00 A.M. ET, February 9th through 11:00 A.M. February 14th. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 7144282. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause AOI's results to differ materially from those described in forward-looking statements can be found in AOI's Annual Reports on Form 10-K and other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

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(in thousands, except per share amounts)	Three Months Ended December 31,		Nine Months Ended December 31,	
	2009	2008	2009	2008
Sales and other operating revenues	$658,353	$689,974	$1,743,991	$1,746,231
Cost of goods and services sold	560,252	570,485	1,451,102	1,469,633
Gross profit	98,101	119,489	292,889	276,598
Selling, administrative and general expenses	38,070	35,395	116,461	113,644
Other income (expense)	112	(982)	2,817	465
Restructuring and asset impairment charges	-	47	-	499
Operating income	60,143	83,065	179,245	162,920
Debt retirement expense	62	-	40,351	954
Interest expense (includes debt amortization of $2,518 and $1,067 for the three months and $6,803 and $3,300 for the nine months in 2009 and 2008, respectively)	29,479	24,033	87,224	74,847
Interest income	957	883	3,062	2,525
Income before income taxes and other items	31,559	59,915	54,732	89,644
Income tax expense (benefit)	(14,891)	697	(5,219)	(3,918)
Equity in net income of investee companies	1,338	398	1,338	1,497
Income from continuing operations	47,788	59,616	61,289	95,059
Income (loss) from discontinued operations, net of tax	-	(41)	-	423
Net income	47,788	59,575	61,289	95,482
Less: Net income attributable to noncontrolling interests	530	113	1,011	358
Net income attributable to Alliance One International, Inc.	$ 47,258	$ 59,462	$ 60,278	$ 95,124
Amounts attributable to Alliance One International, Inc.				
Income from continuing operations	$ 47,258	$ 59,503	$ 60,278	$ 94,701
Income (loss) from discontinued operations	-	(41)	-	423
Net income attributable to Alliance One International, Inc.	$ 47,258	$ 59,462	$ 60,278	$ 95,124
Basic earnings per share				
Net income from continuing operations	$ .53	$ .67	$ .68	$ 1.08
Income (loss) from discontinued operations	-	-	-	-
Net income	$ .53	$ .67	$ .68	$ 1.08
Diluted earnings per share				
Net income from continuing operations	$ .43	$ .67	$ .60	$ 1.07
Income (loss) from discontinued operations	-	-	-	-
Net income	$ .43	$ .67	$ .60	$ 1.07
Average number of shares outstanding				
Basic	88,689	88,460	88,589	88,324
Diluted	111,937	89,070	104,058	89,101